DAIWA CORPORATE ADVISORY LLC
(SEC I.D. No. 8-66273)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2026
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

This report is filed
Pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 66273

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 4/1/2025 _____ AND ENDING 3/31/2026 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DAIWA CORPORATE ADVISORY LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
605 Third Ave, 11th Floor
_____
                              (No. and Street)

New York	NY	10171
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Peter Pacitto   212 904 9488   Peter.Pacitto@dcadvisory.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
KPMG LLP
_____
(Name – if individual, state last, first, and middle name)

Two Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003   185
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Pacitto _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Daiwa Corporate Advisory LLC _____, as of 3/31 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CFO
Chief Financial Officer & Chief Administrative Officer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and Management
Daiwa Corporate Advisory LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Daiwa Corporate Advisory LLC (the Company) as of March 31, 2026, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2019.

New York, New York
May 21, 2026

DAIWA CORPORATE ADVISORY LLC
Statement of Financial Condition
March 31, 2026

ASSETS

Cash and cash equivalents	35,872,634
Security deposits	418,611
Accounts receivable, net of allowance of $0	12,006,978
Property and equipment, net of accumulated depreciation of $1,815,520	200,634
Deferred taxes	8,493,657
Current taxes receivable	3,217,162
Lease right of use assets	5,183,508
Prepaid and other assets	1,308,395
Total assets	**66,701,579**

LIABILITES AND MEMBER'S CAPITAL

LIABILITES

Accounts payable	1,930,024
Accrued expenses	19,653,568
Deferred income	1,229,606
Lease liabilities	6,202,120
Total liabilities	**29,015,319**

MEMBER'S CAPITAL

Common stock	75
Additional paid-in capital	156,091,730
Accumulated (deficit)	(118,405,545)
TOTAL MEMBER'S CAPITAL	**37,686,260**
Total liabilities and member's capital	**66,701,579**

See accompanying notes to statement of financial condition

DAIWA CORPORATE ADVISORY LLC
Notes to Financial Statements
March 31, 2026

1. **ORGANIZATION**

Daiwa Corporate Advisory LLC (the "Company"), formerly known as DCS Advisory LLC, is a Delaware limited liability company and provides financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients consist of public and private companies in a variety of industries, including private equity firms. The Company maintains offices in the United States located in New York, California, Washington DC and Illinois.

The Company is a wholly-owned subsidiary of Daiwa Corporate Advisory Holdings Inc. ("Holdings), which is a wholly-owned subsidiary of Daiwa Capital Markets Americas Holdings Inc. ("Daiwa"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities - The carrying value of financial assets and liabilities, including accounts receivable and certain other assets, and accounts payable and accrued expenses approximates their fair value due to the short-term nature of these financial assets and liabilities.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash held at two major U.S. financial institutions.

Fees Receivables – Receivables are stated net of an allowance of doubtful accounts. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. It is the Company's policy to review all receivables greater than 90 days and record an allowance, if necessary. Credit risk related to fees receivable is dispersed between affiliates. Once the receivable is considered uncollectible based upon the credit worthiness of the client, it is charge-off. The allowance recorded in the financial statements is $0 as of March 31, 2026.

Property and Equipment - Property and equipment consists of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software, which are stated at cost. Depreciation is computed using the straight-line method over the lesser of the estimated useful life or five years of the relevant furniture, fixtures and office equipment, and three years for computer hardware and software. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of such improvements or the life of the lease. Maintenance and repair costs are charged to expenses as incurred.

The Company periodically evaluates the carrying value of property and equipment when events and circumstances suggest that such assets may be impaired and no such indicators were identified during the current year.

Leases - The Company's operating leases, where the Company is a lessee, include real estate, such as office space, and various types of office equipment. These leases have a weighted average remaining lease term of approximately 2.68 years as of March 31, 2026. The operating lease ROU asset and lease liability were approximately $5 million and $6 million, respectively, as of March 31, 2026.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income taxes in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and certain combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

Financial Instruments Owned - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition. Securities positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Segment Reporting – Effective annual period ending March 2025, the Company adopted ASC Topic 280, Improvements to Reportable Segment Disclosures. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the Company's Chief Operating Decision Maker ("CODM"). In accordance with ASC 280, Segment Reporting ("ASC 280"), the Company manages and reports its activities as one operating segment because of the highly integrated nature of the products and services offered by the Company. The segment's accounting policies are described earlier in this note.

The Company's single reportable segment operates as a registered broker dealer in the U.S. and consolidates its operations into Daiwa Corporate Advisory Holdings Inc. for the U.S. operations of Daiwa Capital Markets Americas Holdings Inc. For more information on the segment's organization structure and business activities, refer to Note 1, "Organization".

The CODM of the segment is the Company's Chief Financial Officer. The Company's CODM regularly reviews the business activities and operating results of the segment, including net income, to assess its performance and decide how to allocate resources and invest profits. Additionally, the CODM uses excess net capital (see Note 12), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy. The measure of segment assets is total assets as reported on the Company's Statement of Financial Condition. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Recent Accounting Standards - In 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures. This ASU enhances annual income tax disclosures for all entities by requiring more granular disaggregation of information about the reporting entity's effective tax rate reconciliation and income taxes paid. The Company's prospective adoption of this standard on April 1, 2025, resulted in additional disclosures related to income tax, but it had no impact on the Company's financial statements.

3.   SECURITY DEPOSITS

Each of the long-term leases for the Company's offices in the United States required a security deposit. The Company has provided a cash deposit or fully cash collateralized letter of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. No amounts have been drawn under any of the letters of credit. Total security deposits at March 31, 2026 were $418,611. A portion of the security deposits will be reduced at various times throughout the applicable lease period with the final reductions arising no later than sixty days after the applicable lease expiration date.

4.   PROPERTY AND EQUIPMENT

As of March 31, 2026, property and equipment consist of the following:

Furniture and fixtures	$	118,356
Computer and software		846,046
Leasehold improvements		1,177,735
		2,142,137
Less: Accumulated depreciation and amortization		(1,941,503)
Property and equipment, net	$	200,634

5.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of March 31, 2026, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$	18,653,568
Accrued professional fees		2,930,024
	$	21,583,592

6.   **RELATED PARTY TRANSACTIONS**

The Company and Daiwa's related parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or Daiwa's related parties, which creates either a receivable or payable for the Company with Daiwa's related parties when client billings arise. In addition, pursuant to certain secondment agreements between the Company, Daiwa's related parties and certain Company employees, the Company is reimbursed by Daiwa's related parties for certain employee benefits and related administrative costs.

The company performs administrative function for the infrastructure team located in the U.S. The revenue is recorded gross and receipts from transactions is remitted to DC UK.

Receivable from and payable to related parties are recorded gross, by entity, and do not bear interest. Receivables from and payables to related parties represent advisory fees, ongoing support costs and vendor out-of-pocket expenses.

7. **LEASES**

Operating Leases - The Company leases both long-term and short-term office space at various locations in the United States pursuant to operating leases expiring at various times through December 2031.

As of March 31, 2026, the future minimum payments under these operating leases are as follows:

	Lease payments
FYE 3/31/27	$ 2,761,819
FYE 3/31/28	2,187,387
FYE 3/31/29	1,331,676
FYE 3/31/30	209,448
FYE 3/31/31	71,261
Total future lease payments	**6,561,591**
Less imputed interest (based on weighted-average discount rate of 3.93%)	**(359,471)**
Lease liability	**$ 6,202,120**

8. **COMMITMENT, CONTINGENCIES, AND GUARANTEES**

Litigation - On or about March 26, 2026, a former employee filed a Statement of Claim with FINRA (Case No. 26-00657) against DC Advisory, asserting counts for breach of contract, quantum meruit, intentional infliction of emotional distress, plagiarism, defamation, theft of honest services, interference with existing economic relationships, wrongful withholding of compensation owed, and punitive damages. Claimant seeks substantial damages including compensatory damages totaling over the $7,500,000 plus punitive damages. DC Advisory denies the allegations and intends to file its Answer and defenses on May 15, 2026. Following submission of the Answer, an arbitration panel will be selected, and a scheduling order will be established governing discovery and the hearing. The Company intends to vigorously defend against these allegations. While the Company believes it has valid defenses, the ultimate resolution of this claim cannot be predicted with certainty. At this early stage of the proceedings, the Company is unable to reasonably estimate the ultimate financial impact or the range of potential loss related to this matter.

9. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows. U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

The Company had no financial instruments measured at fair value and classified within Level 1, Level 2, or Level 3 of the fair value hierarchy as of March 31, 2026.

10. **INCOME TAXES**

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income taxes in the period that includes the enactment date.

The Company's results of operations are included in the consolidated federal and certain combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance to ASC 740, Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(Continued)

DAIWA CORPORATE ADVISORY LLC
Notes to Financial Statements
March 31, 2026

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2026 are as follows:

Deferred tax assets:		
Goodwill and other intangibles	$	5,920,155
Lease liabilities		1,478,302
Deferred compensation		1,243,978
AMT credit and net operating loss carryforward		763,396
Deferred revenue		293,124
Other		30,394
Total gross deferred tax assets		9,729,349
Valuation allowance		-
Deferred tax assets, net of valuation allowance		9,729,349
Deferred tax liabilities:		
ROU assets		(1,235,692)
Total gross deferred tax liabilities		(1,235,692)
Net deferred tax assets	$	8,493,657

(Continued)

Income taxes receivable from affiliates of $3,217,162 are included in other assets on the Statement of Financial Condition as of March 31, 2026. During the year, the Company received from the Parent the following amounts in respect to income taxes:

U.S. Federal	$ 3,744,787
U.S. State and local – other	155,849
Total	$ 3,900,636

Major taxing jurisdictions for the Company and tax years for each that remain open to examination are as follows:

U.S. Federal	March 31, 2023 and later
New York State	March 31, 2016 and later
New York City	March 31, 2023 and later
California	March 31, 2022 and later
Massachusetts	March 31, 2023 and later

As of March 31, 2026, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required.

11. **CONCENTRATIONS**

Major Clients

At March 31, 2026, the accounts receivable balance was $12,006,978, one related party represented 62% of the Company's receivable balance.

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

12. **NET CAPITAL REQUIREMENT**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At March 31, 2026 the Company had net capital of $12,040,823, which was in excess of its statutory requirement by $11,790,823.

13. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the statement of financial condition date through May 21th, 2026, the date at which the financial statements were available to be issued and determined that there are no other items to recognize or disclose.